UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 4)

NuPathe Inc.
 (Name of Subject Company)

NuPathe Inc.
 (Names of Persons Filing Statement)

Common Stock, par value $0.001 per share
 (Title of Class of Securities)

67059M100
 (CUSIP Number of Class of Securities)

Michael F. Marino, Esq.
Senior Vice President, General Counsel and Secretary
NuPathe Inc.
7 Great Valley Parkway, Suite 300
Malvern, Pennsylvania 19355
(610) 232-0800
 (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
 Michael N. Peterson, Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, Pennsylvania 19103
(215) 963-5000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of NuPathe Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on December 23, 2013, as amended by Amendment No. 1, filed with the SEC on December 30, 2013, Amendment No. 2, filed with the SEC on January 3, 2014, and Amendment No. 3, filed with the SEC on January 8, 2014  (collectively, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by DM Merger Sub Inc., a Delaware corporation (“Purchaser”) and an indirect, wholly owned subsidiary of Endo Health Solutions Inc., a Delaware corporation (“Parent”), to purchase any and all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share (the “Shares”), at a price of $2.85 per Share, net to the seller in cash (less any required withholding taxes and without interest), plus contractual rights to receive up to an additional $3.15 per Share in contingent cash consideration payments (less any required withholding taxes) payable in the future upon achievement of certain milestones related to ZECUITY, sumatriptan iontophoretic delivery system, the Company’s primary product, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 2013 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”) filed by Parent and Purchaser with the SEC on December 23, 2013. The Offer is described in a Tender Offer Statement on Schedule TO-T (as amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Purchaser with the SEC on December 23, 2013. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below:

Item 2.      Identity and Background of Filing Person

Item 2 (“Identity and Background of Filing Person”) of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraph is hereby added immediately after the last paragraph under the heading “Identity and Background of Filing Person—Tender Offer” on page 2 of the Schedule 14D-9:

“On January 21, 2014, Parent and Merger Sub filed a final amendment to the Schedule TO withdrawing the Offer in connection with the termination of the Merger Agreement. No Shares were purchased by Merger Sub in the Offer.”

Item 4.      The Solicitation or Recommendation

Item 4 (“The Solicitation or Recommendation”) of the Schedule 14D-9 is hereby amended and supplemented as follows:

Section (a) entitled “Solicitation/Recommendation” is hereby amended and restated as follows:

“(a)         Solicitation/Recommendation

The Company Board, during a meeting held on January 17, 2014, by unanimous vote determined to withdraw its recommendation of the Offer and the Merger and to terminate the Merger Agreement in order to enter into the Teva Merger Agreement (as defined in Item 8 below).

Accordingly, the Company Board does not recommend that the holders of the Shares accept the Offer and tender their shares pursuant to the Offer.”

Item 8.      Additional Information

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by adding the following information set forth below at the end of Item 8 under the heading “(i) Subsequent Events”:

“On January 8, 2014, Mr. Anido and Mr. Marino, along with representatives of MTS, had a telephone conference with representatives of Teva and its financial advisor regarding the terms of the Teva Proposal.  Subsequent to that discussion, later in the day on January 8, representatives of MTS and Teva had another telephone conversation regarding the Teva Proposal.

On the morning of January 14, 2014, Mr. Anido received an e-mail from the Senior Vice President and Head of Global Business Development of Teva containing a letter addressed to the Company Board (the “January 14 Teva Letter”) regarding revised terms to the Teva Proposal (the “Revised Teva Proposal”). The January 14 Teva Letter also enclosed a revised draft of the Teva Contingent Cash Consideration Agreement (the “Revised Teva Contingent Cash Consideration Agreement”).

The Revised Teva Proposal provided for an offer (the “Teva Offer”) by an indirect, wholly owned subsidiary of Teva (“Teva Merger Sub”) to purchase any and all of the Shares, at a price of $3.65 per Share, net to the seller in cash (less any required withholding taxes and without interest), plus contractual rights to receive up to an additional $3.15 per Share in contingent cash consideration payments (less any required withholding taxes) payable in the future upon achievement of certain milestones related to ZECUITY (the “Revised Teva Contingent Cash Consideration Payments”). The Revised Teva Contingent Cash Consideration Payments relating to ZECUITY are payable pursuant to the Revised Teva Contingent Cash Consideration Agreement as follows: (i) $2.15 per Share upon net sales of ZECUITY reaching at least $100,000,000 during any four consecutive calendar quarters on or prior to the sixtieth day following the ninth anniversary of the date of the first commercial sale of ZECUITY, and (ii) $1.00 per Share upon net sales of ZECUITY reaching at least $300,000,000 during any four consecutive calendar quarters on or prior to the sixtieth day following the ninth anniversary of the date of the first commercial sale of ZECUITY, subject to the terms and conditions of the Revised Teva Contingent Cash Consideration Agreement.  The January 14 Teva Letter stated that, except for the Revised Teva Contingent Cash Consideration Payments described above, all other terms of the Teva Proposal remain the same.

Later in the day on January 14, 2014, Mr. Anido called Mr. De Silva regarding the January 14 Teva Letter, and  subsequently provided a copy of the January 14 Teva Letter and accompanying materials to Caroline Manogue, General Counsel of Parent.

On the morning of January 15, 2014, the Company Board held a special meeting via telephone conference to discuss the Revised Teva Proposal.  Representatives of Morgan Lewis, Richards, Layton & Finger and MTS were in attendance and representatives of MTS reviewed their preliminary financial analyses of the Revised Teva Proposal.  After consideration of the Revised Teva Proposal, which provided for an additional $0.80 per Share of initial cash consideration compared with the Offer and identical terms to the Contingent Cash Consideration Payments, the Company Board determined (after consultation with representatives of Morgan Lewis, Richards, Layton & Finger and MTS) that the Revised Teva Proposal was a Superior Proposal (as such term is defined in the Merger Agreement).  The Company Board authorized the Company’s management to notify Parent of such determination pursuant to the terms of the Merger Agreement, and to negotiate certain terms of the proposed Merger Agreement with Teva (the “Teva Merger Agreement”).

Following the meeting of the Company Board, Morgan Lewis provided a revised draft of the Teva Merger Agreement, an updated Company disclosure letter to the Teva Merger Agreement, and certain additional diligence items previously provided to Parent, to Kirkland & Ellis LLP, counsel to Teva (“Kirkland & Ellis”), reflecting the revised terms approved by the Company Board.  Morgan Lewis and Kirkland & Ellis continued to negotiate the Teva Merger Agreement throughout the day on January 15, 2014.  Later in the day on January 15, Kirkland & Ellis sent a further revised draft of the Teva Merger Agreement to Morgan Lewis, which Company management determined, after consultation with Morgan Lewis, to be consistent with the terms deemed by the Company Board to be a Superior Proposal.

Representatives of the Company, Teva, Kirkland & Ellis and Morgan Lewis also held a telephone conference on the evening of January 15, 2014 to discuss certain diligence matters.

On the evening of January 15, 2014, Morgan Lewis sent, on behalf of the Company, notice to Parent that the Company Board determined the Revised Teva Proposal to be a Superior Proposal and that it intended to withdraw its recommendation of the Offer and the Merger and recommend, adopt, approve and declare advisable the Revised Teva Proposal (a “Company Adverse Recommendation Change”), and that such Company Adverse Recommendation Change would not be made until 12:01 AM on January 18, 2014, taking into account any changes to the terms of the Merger Agreement proposed by Parent, as required by the terms of the Merger Agreement.  The letter also attached a copy of the most recent draft of the Teva Merger Agreement and disclosure letter, along with the written correspondence from Kirkland & Ellis related thereto. Prior to Morgan Lewis sending such letter, Mr. Anido called Mr. De Silva to notify him that the letter would be forthcoming.

Later in the evening of January 15, 2014, Mr. De Silva called Mr. Anido to notify him that Parent would be sending a letter to notify the Company that Parent had determined not to make any proposed changes to the terms of the Merger Agreement, and accordingly waived the two business day waiting period under the Merger Agreement for the Company Board to make a Company Adverse Recommendation Change. Subsequently, Mr. Marino received such letter from Ms. Manogue.

Throughout January 16, 2014 and January 17, 2014, Morgan Lewis and Kirkland & Ellis continued to negotiate the Teva Merger Agreement and the related transaction documents.

On the afternoon of January 17, 2014, the Company Board held a special meeting via telephone conference.  Mr. Marino and Morgan Lewis provided a summary of the terms of the Teva Merger Agreement and the differences between the Teva Merger Agreement and the Merger Agreement. Representatives of MTS orally delivered to the Company Board its opinion (as subsequently confirmed in writing on January 17, 2014, that, subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations on its review as set forth in its written opinion, as of January 17, 2014, the per share merger consideration to be paid to the holders of Company common stock (other than Teva, Teva Merger Sub and their respective affiliates) pursuant to the proposed transaction with Teva was fair, from a financial point of view, to such holders. After further discussion, the Company Board unanimously determined, among other things (i) to withdraw its recommendation of the Offer and the Merger and (ii) that the Company enter into the Teva Merger Agreement and the related transaction agreements.

Following the Company Board meeting, the Company delivered a notice of termination of the Merger Agreement to Parent and paid the termination fee of $5 million required under the Merger Agreement, and the Merger Agreement was terminated.  The Teva Merger Agreement was signed by the Company, Teva and Teva Merger Sub immediately following the termination of the Merger Agreement.

Later in the evening of January 17, Endo delivered to NuPathe an acknowledgement of the valid termination of the Merger Agreement.

On January 21, 2014, the Company issued a press release announcing the execution of the Teva Merger Agreement and the termination of the Merger Agreement.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NUPATHE INC.

Date: January 21, 2014	By:	/s/ MICHAEL F. MARINO
Name: Michael F. Marino Title: Senior Vice President and General Counsel